                                                 FILED BY U.S. TECHNOLOGIES INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                              AND DEEMED FILED PURSUANT TO FULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934
                                                 SUBJECT COMPANY: YAZAM.COM INC.
                                                 COMMISSION FILE NO.:000-15960

         WASHINGTON--(BUSINESS WIRE)--March 1, 2001--U.S. Technologies Inc. (OTC
BB: USXX) today announced it has signed a definitive merger agreement to acquire Yazam.com Inc., an international leader in seed-stage funding and business development services to emerging Internet and technology start-ups, for approximately $22 million in cash plus shares of a new series of convertible preferred USXX stock and warrants.

         The acquisition will create an international company whose combined assets include interests in over 30 technology start-up companies. This merger will create an expansive, strategic network of financial resources and management expertise available to fund, manage and develop its associated companies.

         "The management teams of both U.S. Technologies and Yazam, in addition to their respective advisory boards, represent a broad spectrum of expertise in the financial, technology and business arenas. This veteran team intends to develop viable revenue models, fulfill funding requirements, recruit new management and select board leadership for our associated companies," said Gregory Earls, Chairman and CEO of U.S. Technologies. "Our value proposition is our ability to nurture the business capabilities of our associated companies," continued Earls.

         "We are confident of the commitment U.S. Technologies has made to our associated companies and our shareholders," commented Bernie Siegel, CEO of Yazam. Siegel added, "USXX and Yazam believe the relationship with a company it invests in doesn't stop when the funding process has been completed; it only just begins. This identical mission is one of many ingredients that will unite our growth strategies."

         U.S. Technologies will pursue future investment opportunities in both the United States and Israel. Yazam's Israeli contacts and presence in Jerusalem gives the company access to the Israeli high technology sector, one of the fastest growing areas for technology innovation. In addition to expanding its geographic coverage, USXX plans to increase the size of its investments and reduce the number of transactions annually, allowing management to focus its hands on guidance.

         "This acquisition represents a unique opportunity for U.S. Technologies' shareholders to see a return on their investments," said Earls. "We have matured from securing interests in eight companies to over 30, which increases the probability of success for developing highly marketable products and services," stated Earls, "and we believe there are several success stories within our associated companies."

         The purchase price for Yazam will be approximately $22,000,000 in cash plus shares of a new series of convertible preferred USXX stock, which would be convertible into approximately 27,000,000 shares of USXX common stock.

         U.S. Technologies will also issue warrants to Yazam stockholders to purchase an aggregate of 8,000,000 shares of USXX common stock, which would be exercisable at an exercise price equal to the average closing price of USXX common stock for the twenty trading days immediately prior to the closing of the acquisition of Yazam (but not less than $0.25 per share).

The issuance of shares of USXX common stock upon the exercise of such warrants or the conversion of the new series of convertible preferred stock would require the prior amendment of the Company's charter, as previously disclosed by the company. Holders of such new series of USXX preferred stock and warrants would be entitled to certain demand and piggyback registration rights.

         Both parties expect to close the transaction by the end of March 2001.

         About Yazam

         Yazam (http://www.yazam.com/) provides seed-stage funding and business development services to emerging Internet and technology start-ups. The company supplies its associated companies with entree to YAN - the Yazam Alliance Network of leading industry expertise and service providers enabling seed-stage start-ups to attain a global leadership position in the marketplace.

         The company was launched in July 1999 with offices now located in New York, Jerusalem and Washington, D.C. Since its inception, Yazam has screened more than 4,000 applications from companies around the world and has furnished public relations and investor relations services through Gregory FCA, a wholly owned subsidiary.

         In addition, through Yazam's financial partners, its investments have access to additional funding sources from seed through later stages.

         About U.S. Technologies

         U.S. Technologies (http://www.usxx.com/) funds and manages early stage and emerging growth technology companies. USXX's core strategy is to integrate the new technologies of its associated companies with the established practices of traditional business enterprises.

         USXX believes this cross over strategy will enhance competitiveness, new business growth, and revenue generation opportunities to traditional businesses while accelerating the market penetration of its associated companies.

         U.S. Technologies has been named one of the Top 50 technology companies to watch in the Washington, DC metropolitan area by LocalBusiness.com (formerly dbusiness.com).

         This release contains "forward looking statements" concerning prospective future events and results. Such prospective events include acquisitions and investments, and prospects for such acquisitions and investments. U.S. Technologies cautions that actual developments and results may differ materially from its prospective future events.

         There can be no assurance that the conditions necessary to completing any prospective event will occur. Additional investments in the company, or by the company or an unrelated person in any of the company's associated companies, provide no assurance that the company or such associated company will succeed or that the company's investments will be recovered or that the company or any of its associated companies will be profitable.

         The company's assets and operations, including results of operations, would be affected materially by either occurrence of any such event or the failure of any such event to occur, by the extent to which it and its associated companies continue to have access to financing sources on reasonable terms in order to pursue its and their business plans, by the success or failure of the business plans of its associated companies, by economic conditions generally and particularly in the developing e-commerce market, by competition and technological changes in its and its associated companies' industries and businesses, and by the results of its and its associated companies' operations if and when operating.

         The company's assembly and other outsourcing business activities involve a limited number of facilities serving a limited number of customers, all of which are subject to material changes outside the company's control. The company is contemplating a sale or other disposition of this business, but there can be no assurance either that any such sale or other disposition will occur or as to the nature of the terms for any such sale or other disposition.

CONTACT: U.S. Technologies

         Holly Moskerintz, hollym@usxx.com
         Dana Rochelle, drochelle@usxx.com
         202/466-3100
         www.usxx.com


                                     - 3 -